Exhibit 99.1

1701 Hollis Street Suite 400, Founders Square PO Box 2067 Halifax, Nova Scotia B3J 2Z1, CANADA Tel: +1 (902) 468-0614 Fax: +1 (902) 468-0631 www.gammongold.com

PRESS RELEASE

Gammon Gold Announces an Illegal Labour Disruption at its El Cubo Mine

Halifax, June 3, 2010 Gammon Gold Inc. ("Gammon") (TSX:GAM and NYSE:GRS): announces an illegal labour disruption launched by unionized mine workers is in progress at its El Cubo mine located in Guanajuato State, Mexico. The unionized workers are barring contract workers and union members from entering the El Cubo mine site. Although no official notice has been provided by the union, the Company understands that the unionized workers took this action due to a dispute over profit sharing substitution arrangements. Operations at the Peregrina mine, which is located within the El Cubo mine complex, have not been impacted.

A work stoppage of this nature violates both the Collective Agreement as well as Mexican Labour Law. Management is disappointed that proper process has not been followed by the union and an illegal action of this nature has been instigated. Management is actively managing the situation and reviewing all avenues of potential legal recourse.

About Gammon Gold

Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. The Company's flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo mine in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. The Company recently completed option purchase agreements to acquire the Mezquite Project in Zacatecas State, Mexico and the Venus Project located north of the Ocampo mine in Chihuahua State, Mexico. The Company is based in Halifax, Nova Scotia with an Executive Office in Toronto, Ontario.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Anne Day
Director of Investor Relations
Gammon Gold Inc.
902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold's Annual Report on Form 40-F, which may be secured from Gammon Gold, or from the SEC's website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ''believe'', ''expect'', ''anticipate'', ''contemplate'', ''target'', ''plan'', ''intends'', ''continue'', ''budget'', ''estimate'', "forecast", ''may'', ''will'', ''schedule'' and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices,, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2010 results, operating performance projections for 2009 and 2010, our ability to fully fund our business model internally, 2010 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, the ability to access grid power at Ocampo, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company's loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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